

February 18, 2011

Via U.S. Mail and Facsimile (952) 476-9801

Mr. James R. Sankovitz
Chief Operating Officer, General Counsel and Secretary
Northern Oil and Gas, Inc.
315 Manitoba Avenue — Suite 200
Wayzata, Minnesota 55391

Re: **Northern Oil and Gas, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Forms 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010 and November 5, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010; June 30, 2010;
and September 30, 2010
Filed May 6, 2010; August 9, 2010; and November 8, 2010
Form 10-Q/A for Fiscal Quarter Ended June 30, 2010
Filed November 5, 2010
File No. 0-33999

Dear Mr. Sankovitz:

We have reviewed your filings, and your letter dated December 1, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide revised disclosure by supplemental response, and clear all outstanding comments prior to filing additional amendments to your Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010.

Form 10-K/A for Fiscal Year Ended December 31, 2009 filed April 30, 2010

Executive Compensation, page 5

Compensation Discussion and Analysis, page 6

2.   We note your response to comment two in our letter dated November 16, 2010. Based on your responses to date, we understand that a group of thirteen peer companies was used for determining both (i) year-end bonus compensation amounts for the 2009 fiscal year and (ii) a one-time four-year equity incentive plan for the company's executive management; and we understand that a group of eight peer companies was used for determining 2010 base salary amounts for management. Please ensure that your revised disclosure is clear and internally consistent.

Form 10-Q for quarterly period ended June 30, 2010

Note 5. Oil and Gas Properties, page F-15

3. We have reviewed your response to comment six in our letter dated November 16, 2010, and the disclosure provided in the Free Writing Prospectus filed on November 16, 2010. We note you have provided additional information relating to the 16,861 net mineral acres acquired during the second quarter of 2010; however, we are unable to reconcile the figures provided with the total increase in oil and gas properties of approximately $36.6 million. Your response references you completed 42 separate acquisitions during the second quarter of 2010 of approximately 402 net mineral acres per transaction at an average cost of approximately $1,015 per mineral acre. Using these figures, the total cost of these 42 transactions calculates to approximately $17.1 million. Please tell us the source of the additional $19.5 million increase to your oil and gas properties. As it appears your current disclosures provide information related to only $17.1 million of the $36.6 million total increase, please expand your disclosures to address the remaining increase.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the periods ended June 30, 2009 and June 30, 2008

4. We note your response to comment seven in our letter dated November 16, 2010, and your reference to general and administrative expenses net of share-based compensation expenses. Your current disclosure does not provide a clear analysis of these expenses. Please revise your proposed disclosure to reference general and administrative expenses as they appear on the face of your statement of operations. You may separately discuss the cause of increases or decreases in amounts of share-based compensation to provide further information as to the reason for increases or decreases in your total general and administrative expense amounts.

5. Your response to comment eight in our letter dated November 16, 2010 states you believe you have provided the appropriate reconciliation of your non-GAAP per share measures within the tables on page 28 of the amended Form 10-Q. The guidance in Question 102.05 of the staff's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, as updated on January 15, 2010 specifically states: "Non-GAAP per share performance measures should be reconciled to GAAP earnings per share." Please revise your disclosure to reconcile your Adjusted EBITDA per share – basic and diluted to your GAAP earnings per share.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or Alexandra M. Ledbetter at (202) 551-3317 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director